February 27, 2026

Kersten Zupfer
Executive Vice President and Chief Financial Officer
Regis Corporation
3701 Wayzata Boulevard
Minnesota MN 55416

       Re: Regis Corporation
           Form 10-K for Fiscal Year Ended June 30, 2025
           File No. 001-12725
Dear Kersten Zupfer:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2025
Notes to Consolidated Financial Statements
Note 1. Business Description and Summary of Significant Accounting Policies Tax Benefits Preservation Plan, page 60

1. Please disclose the significant terms of the preferred share purchase rights under the Tax
       Benefits Preservation Plan and explain how you accounted for and presented this transaction in your financial statements.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 27, 2026
Page 2



       Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services